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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                                            SEC File # 001-32202
                                   ----------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   -----------

     (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
                                 [ ] Form N-SAR

                         For Period Ended: JUNE 30, 2005
                                ----------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
___________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________

PART I - REGISTRANT INFORMATION

MICROISLET, INC.
___________________________________________________
Full Name of Registrant:

___________________________________________________
Former Name if Applicable

6370 NANCY RIDGE DRIVE, SUITE 112
___________________________________________________
Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA 92121
___________________________________________________
City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[xx] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Form 10-QSB for the fiscal period ended June 30, 2005 could not be filed within the prescribed time period due to the Registrant's continuing analysis of its accounting for certain warrants issued to service providers in 2004 in connection with the previously-announced restatement of the Registrant's financial statements for the year ended December 31, 2004. In addition, the Registrant's independent registered public accounting firm has not concluded its quarterly review procedures.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William G. Kachioff                  (858)             657-0287
-------------------                  -----             --------
     (Name)                        (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [x]Yes [ ]No
____________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's results for the three and six months ended June 30, 2004 will be restated to reflect the previously disclosed errors in the accounting treatment for certain non-cash expenses. The anticipated results below reflect the restated results for the 2004 periods discussed. The anticipated results could change depending on the results of the Registrant's analysis of its accounting for certain warrants as discussed above, and completion of the quarterly review procedures by the Registrant's independent registered public accounting firm.

The Registrant expects to report a net loss of approximately $1,930,000, or $0.05 per share, for the three months ended June 30, 2005, compared with a net loss of approximately $2,050,000 or $0.05 per share, for the same period in 2004, and a net loss of approximately $3,930,000 or $0.10 per share for the six months ended June 30, 2005, compared with a net loss of approximately $3,790,000 or $0.11 per share, for the same period in 2004. It is estimated that general and administrative expenses will be approximately $640,000 for the three months ended June 30, 2005 compared to approximately $1,610,000 for the same period in 2004, and decreased to approximately $1,280,000 for the six months ended June 30, 2005 compared to approximately $2,710,000 for the same period in 2004. The decreases were primarily due to lower investor relations expenses offset by an increase in legal expenses related to litigation brought against the Registrant's wholly-owned subsidiary and the Registrant's Chairman and Chief Executive Officer by Donald Gallego. It is estimated that research and development expenses increased to approximately $1,330,000 for the three months ended June 30, 2005 from approximately $460,000 for the same period in 2004, and increased to approximately $2,730,000 for the six months ended June 30, 2005 from approximately $1,110,000 for the same period in 2004. These increases were mainly due to an increase in headcount for lab personnel, costs related to our partnership with the Mayo Foundation, and materials and services relating to testing of our technology in animals.



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                                MICROISLET, INC.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005                  By: /s/ William G. Kachioff
                                           -------------------------------------
                                           William G. Kachioff
                                           Vice President, Finance and Chief
                                              Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.